UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 14, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the Interim Report NXP Semiconductors N.V., dated June 14, 2012, as of and for the period ended April 1, 2012.

Exhibits

1.	Interim Report NXP Semiconductors N.V., dated June 14, 2012, as of and for the period ended April 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 14th day of June 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

APRIL 1, 2012

June 14, 2012

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

[-2]

The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

We are a holding company whose only material assets are the direct ownership of 100% of the share of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

[-3]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated interim financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Business segments

The Company is organized into three reportable segments in compliance with Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”. We have two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements.

•

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

•

Corporate and Other includes unallocated research expenses not related to any specific business segment, corporate restructuring charges not allocated to HPMS and SP and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling to divested businesses, and software solutions for mobile phones, the “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

[-4]

Revenue and operating income (loss)

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q1 2011	Q1 2012

Revenue	1,082	978
% nominal growth	(0.3)	(9.6)
Gross profit	506	424
Research and development	(154)	(148)
Selling, general and administrative	(234)	(222)
Other income (expense)	(10)	1

Operating income (loss)	108	55

Revenue

The following table presents revenue and revenue growth by segment for the three months ended April 1, 2012 and April 3, 2011. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q1 2011			Q1 2012
	Revenue	Growth %		Revenue	Growth %

HPMS	742	6.8		710	(4.3)
SP	237	19.1		202	(14.8)
Manufacturing Operations	92	(15.6)		57	(38.0)
Corporate and Other	11	NM	1)	9	NM	1)

Total	1,082	(0.3)		978	(9.6)

1)	NM: Not meaningful

Q1 2012 compared to Q1 2011

Revenue was $978 million in the first quarter of 2012 compared to $1,082 million in the first quarter of 2011, a nominal decline of 9.6% and was lower across all of our segments. The decline in revenue from our Manufacturing Operations was primarily due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. Our SP segment experienced lower revenue as a result of competitive pricing. The revenue decline in our HPMS segment was mainly due to lower revenue from our microcontrollers business, logic products and automotive business.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months ended April 1, 2012 and April 3, 2011.

($ in millions, unless otherwise stated)	Q1 2011			Q1 2012
	Operating income (loss)	% of segment revenue		Operating income (loss)	% of segment revenue

HPMS	121	16.3		71	10.0
SP	35	14.8		9	4.5
Manufacturing Operations	(16)	(17.4)		(10)	(17.5)
Corporate and Other	(32)	NM	1)	(15)	NM	1)

Total	108	10.0		55	5.6

1)	NM: Not meaningful

[-5]

The table below depicts the PPA effects for the three months ended April 1, 2012 and April 3, 2011 and per line item in the statement of operations.

($ in millions, unless otherwise stated)	Q1 2011	Q1 2012

Gross profit	(3)	(5)
Selling, general and administrative	(70)	(64)

Operating income (loss)	(73)	(69)

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions.

The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below depicts the PPA effects for the three months ended April 1, 2012 and April 3, 2011 on operating income (loss) per segment.

($ in millions, unless otherwise stated)	Q1 2011	Q1 2012

HPMS	(52)	(50)
SP	(14)	(13)
Manufacturing Operations	(7)	(6)
Corporate and Other	—	—

Total	(73)	(69)

Q1 2012 compared to Q1 2011

Our operating income in the first quarter of 2012 was $55 million compared to operating income of $108 million in the first quarter of 2011. The decline in operating income was mainly due to lower gross profit resulting from lower revenue. This decline in gross profit was partially offset by lower operating expenses and higher other income.

Gross profit in the first quarter of 2012 amounted to $424 million, or 43.4% of revenue, compared to $506 million in the first quarter of 2011, or 46.8% of revenue. The decline in gross profit was mainly driven by product mix within our Identification business and competitive pricing in our SP segment. Gross profit as a percentage of our revenue was impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations for each period. The PPA effects that were included in our gross profit amounted to $5 million in first quarter of 2012, compared to $3 million in the first quarter of 2011. Also included in our gross profit were restructuring and other incidental items of $4 million in the first quarter of 2012 compared to $8 million in the first quarter of 2011, and were mainly related to closure of production facilities.

The average factory utilization was 84% in the first quarter of 2012 compared to 97% in the first quarter of 2011.

Gross profit in our HPMS segment was $364 million, or 51.3% of revenue, in the first quarter of 2012, compared to $422 million, or 56.9% of revenue, in the first quarter of 2011. The decline in gross margin was mainly attributable to product mix. Gross profit in our SP segment was $58 million, or 28.7% of revenue, in the first quarter of 2012, compared to $87 million, or 36.7% of revenue, in the first quarter of 2011. The decline in gross margin was mainly due to the competitive pricing and lower factory utilization.

[-6]

Operating expenses in the first quarter of 2012 amounted to $370 million compared to $388 million in the first quarter of 2011. The lower operating expenses were mainly attributable to lower consultancy costs, lower costs related to temporary personnel and lower general overhead costs. The PPA effects that were included in operating expenses amounted to $64 million in first quarter of 2012, compared to $70 million in the first quarter of 2011. Also included in operating expenses were restructuring and other incidental items of $13 million in the first quarter of 2012 compared to $16 million in the first quarter of 2011, and were mainly related to actions taken to reduce headcount, IT system reorganization costs and certain divestment and acquisition related costs.

Operating income in our HPMS segment was $71 million, or 10.0% of revenue, in the first quarter of 2012 compared to $121 million, or 16.3% of revenue in the first quarter of 2011. The decline in operating income was attributable to lower gross profit partially offset by lower operating expenses. The PPA effects included in operating income amounted to $50 million in the first quarter of 2012 compared to $52 million in the first quarter of 2011. Also included are restructuring and other incidental costs of $2 million in both the first quarter of 2012 and 2011.

Operating income in our SP segment was $9 million, or 4.5% of revenue, in the first quarter of 2012 compared to $35 million, or 14.8% of revenue in the first quarter of 2011. The decline in operating income was attributable to lower gross profit resulting from lower revenue. The PPA effects included in operating income amounted to $13 million in the first quarter of 2012 compared to $14 million in the first quarter of 2011.

[-7]

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q1 2011	Q1 2012

Operating income (loss)	108	55
Financial income (expense)	101	(73)
Benefit (provision) for income taxes	1	5
Result equity-accounted investees	(22)	1
Discontinued operations	13	1

Net income (loss)	201	(11)

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q1 2011	Q1 2012

Interest income	1	1
Interest expense	(82)	(77)
Foreign exchange results	190	53
Extinguishment of debt	—	(36)
Other	(8)	(14)

Total	101	(73)

Q1 2012 compared to Q1 2011

Financial income (expense) was a net expense of $73 million in the first quarter of 2012, compared to net income of $101 million in the first quarter of 2011. Financial income and expense included a gain of $53 million in the first quarter of 2012, resulting from a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a gain of $190 million in the first quarter of 2010. The net interest expense amounted to $76 million in the first quarter of 2012 compared to $81 million in the first quarter of 2011. The first quarter of 2012 included a loss of $36 million resulting from the buy-back of the bonds. Included in Other is the amortization of capitalized fees related to issuance of the euro/U.S. dollar-denominated notes.

Benefit (provision) for income taxes

Q1 2012 compared to Q1 2011

The effective income tax rates for the three months ended April 1, 2012 and April 3, 2011 were 27.8% and (0.5)%, respectively. The effective tax rate for the three months ended April 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions with a full valuation allowance compensated by the impact of the extended tax holiday in one of our jurisdictions. The effective tax rate in Q1 2011 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions with a full valuation allowance.

[-8]

Results relating to equity-accounted investees

Q1 2012 compared to Q1 2011

Results relating to the equity-accounted investees amounted to a gain of $1 million in the first quarter of 2012, compared to a loss of $22 million in the first quarter of 2011. The gain in 2012 was related to our investments in ASEN and ASMC. In 2011 the loss was mainly related to our investment in Trident.

Income (Loss) on Discontinued Operations

Q1 2012 compared to Q1 2011

The income on discontinued operations, net of taxes was $1 million in the first quarter of 2012 compared to $13 million in the first quarter of 2011. This related entirely to the results of our Sound Solutions business, which was sold during 2011.

Net income

Q1 2012 compared to Q1 2011

Net income in the first quarter of 2012 was a loss of $11 million, compared to a gain of $201 million in the first quarter of 2011. The decline in net income was mainly related to lower operating income, which amounted to $55 million in the first quarter of 2012, compared to $108 million in the first quarter of 2011. The decline in net income was also due to lower financial income (expense) which amounted to net expense of $73 million in the first quarter of 2012, compared to a net income of $101 million in the first quarter of 2011.

Non-controlling interests

Q1 2012 compared to Q1 2011

Non-controlling interests is related to the third-party share in the results of consolidated companies, predominantly SSMC. The share of non-controlling interests was a profit of $13 million in the first quarter of 2012, compared to a profit of $14 million in the first quarter of 2011.

[-9]

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at April 1, 2012 and December 31, 2011.

(number of full-time employees)	December 31, 2011	April 1, 2012

HPMS	3,037	3,095
SP	1,745	1,685
Manufacturing Operations	14,860	15,884
Corporate and Other	4,018	3,921

Total	23,660	24,585

(number of full-time employees)	December 31, 2011	April 1, 2012

Europe and Africa	6,932	6,874
Americas	532	523
Greater China	6,805	7,132
Asia Pacific	9,391	10,056

Total	23,660	24,585

[-10]

Liquidity and Capital Resources

Cash Flows

At the end of the first quarter of 2012, our cash balance was $782 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1,107 million of liquidity as of April 1, 2012. Since December 31, 2011 our cash balance increased by $39 million.

Capital expenditures decreased in the first quarter of 2012 compared to the first quarter of 2011 from $64 million to $39 million.

Our cash balance as of April 1, 2012 includes $274 million held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend but 38.8% of the dividend will be paid to our joint venture partner. In the first quarter of 2012 no dividends were distributed.

Since December 2011, our total debt has increased from $3,799 million to $3,829 million. Short term debt increased from $52 million to $382 million. The latter is predominantly related to a drawdown under our Revolving Credit Facility of $330 million.

Cash Flow from Operating Activities

Operating activities had a positive contribution to cash flow of $97 million in the first quarter of 2012, compared to a consumption of $3 million in the first quarter of 2011. The improvement in the current quarter is primarily due to working capital improvements over the prior year period.

Cash Flow from Investing Activities

Net cash used for investing activities was $45 million, compared to $54 million in the first quarter of 2011. The investing activities in the first quarter of 2012 mainly relate to capital expenditures of $39 million whereas the net cash from investing activities in the first quarter of 2011 included capital expenditures of $64 million partly offset by proceeds from disposals of property, plant and equipment of $11 million.

Cash Flow from Financing Activities

Net cash used for financing activities in the first quarter of 2012 was $28 million, compared to the net cash provided by financing activities of $8 million in the first quarter of 2011. Cash flows related to financing transactions in the current quarter primarily related to the financing activities described below under the caption 2019 Term Loan. Cash flows from financing activities in the first quarter of 2011 primarily related to net borrowings of short-term debt of $10 million.

2019 Term Loan

On March 19, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due April 3, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Condensed Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our existing Revolving Credit Facility and approximately $48 million of cash on hand, were used to redeem $510 million of the U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, €203 million of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million.

[-11]

On April 27, 2012, we, together with our subsidiaries NXP B.V. and NXP Funding LLC, have concluded a new €500 million Secured Revolving Credit Agreement (the “New RCF”). The New RCF replaces its existing revolving credit facility due to expire on September 29, 2012 (the “Existing RCF”), and will itself expire on March 1, 2017. The New RCF will be used for general corporate purposes and to refinance the existing indebtedness under the Existing RCF. We, together with our subsidiaries NXP B.V. and NXP Funding LLC, have separately cancelled and prepaid the Existing RCF and have cancelled the forward start facility due to come into effect on 28 September 2012.

Contractual Obligations

Other than the new $475 million 2019 Term Loan described above, no material changes in our contractual obligations occurred since December 31, 2011.

Off-balance Sheet Arrangements

At the end of the first quarter of 2012, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

Subsequent events

On April 27, 2012, we, together with our subsidiaries NXP B.V. and NXP Funding LLC, have concluded a new €500 million Secured Revolving Credit Agreement (the “New RCF”). The New RCF replaces its existing revolving credit facility due to expire on September 29, 2012 (the “Existing RCF”), and will itself expire on March 1, 2017. The New RCF will be used for general corporate purposes and to refinance the existing indebtedness under the Existing RCF. We, together with our subsidiaries NXP B.V. and NXP Funding LLC, have separately cancelled and prepaid the Existing RCF and have cancelled the forward start facility due to come into effect on 28 September 2012.

On April 5, 2012, the ICC arbitration tribunal arrived at an award in a dispute between NXP and STMicroelectronics (“ST”) about the interpretation of the contractual arrangements concerning underloading in the NXP wafer fabs and ST’s liability for the associated costs. Based on the award, ST has to pay NXP approximately $59 million. No appeal is available to ST on this award. Immediately after the award, on April 9, 2012, ST announced that it intends to pursue its claims in a separate arbitration it commenced in 2011.

Eindhoven, June 14, 2012

Board of directors

[-12]

Interim consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 3, 2011	April 1, 2012

Revenue	1,082	978
Cost of revenue	(576)	(554)

Gross profit	506	424

Research and development	(154)	(148)
Selling, general and administrative	(234)	(222)
Other income (expense)	(10)	1

Operating income (loss)	108	55

Financial income (expense):
- Extinguishment of debt	—	(36)
- Other financial income (expense)	101	(37)

Income (loss) before income taxes	209	(18)

Benefit (provision) for income taxes	1	5
Results relating to equity-accounted investees	(22)	1

Income (loss) from continuing operations	188	(12)

Income (loss) on discontinued operations, net of tax	13	1

Net income (loss)	201	(11)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders	187	(24)
Net income (loss) attributable to non-controlling Interests	14	13

Net income (loss)	201	(11)

Earnings per share data:
Basic earnings per common share attributable to Stockholders in $
Income (loss) from continuing operations	0.70	(0.10)
Income (loss) from discontinued operations	0.05	—
Net income (loss)	0.75	(0.10)
Diluted earnings per common share attributable to Stockholders in $
Income (loss) from continuing operations	0.68	(0.10)
Income (loss) from discontinued operations	0.05	—
Net income (loss)	0.73	(0.10)

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	250,402	247,979
- Diluted	256,589	247,979

[-13]

Interim consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 3, 2011		April 1, 2012

Consolidated statements of comprehensive income:

Net income (loss)		201		(11)
Foreign currency translation adjustments	(55)		(17)
Reclassification into income	—		—

		(55)		(17)

Net investment hedge	—		53
Reclassification into income	—		—

		—		53
Income tax on net current period changes		—		—

Other comprehensive income (loss)		(55)		36

Total comprehensive income (loss)		146		25

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders		132		12
Income (loss) attributable to non-controlling interests		14		13

Total comprehensive income (loss)		146		25

[-14]

Interim consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	December 31, 2011		April 1, 2012
Assets
Current assets
Cash and cash equivalents		743		782
Receivables:
- Accounts receivable - net	441		410
- Other receivables	38		23

		479		433
Assets held for sale		39		38
Inventories		618		619
Other current assets		87		117

Total current assets		1,966		1,989

Non-current assets
Investments in equity-accounted investees		37		38
Other non-current assets		144		145
Property, plant and equipment:
- At cost	2,065		2,017
- Less accumulated depreciation	(1,002)		(968)

		1,063		1,049
Intangible assets excluding goodwill:
- At cost	2,536		2,631
- Less accumulated amortization	(1,365)		(1,458)

		1,171		1,173
Goodwill		2,231		2,288

Total non-current assets		4,646		4,693

Total assets		6,612		6,682

Liabilities and equity
Current liabilities
Accounts payable		455		462
Liabilities held for sale		21		22
Accrued liabilities		332		359
Short-term provisions		130		123
Other current liabilities		59		56
Short-term debt		52		382

Total current liabilities		1,049		1,404

Non-current liabilities
Long-term debt		3,747		3,447
Long-term provisions		347		342
Other non-current liabilities		112		135

Total non-current liabilities		4,206		3,924

Contractual obligations and contingent liabilities
Equity
Non-controlling interests		212		186
Stockholders’ equity:
Common stock, par value € 0.20 per share:
- Authorized: 430,503,000 shares (2011: 430,503,000 shares)
- Issued: 249,763,729 shares (2011: 251,751,500 shares)	51		51
Capital in excess of par value	6,047		6,058
Treasury shares at cost:
- 3,650,549 shares (2011: 3,915,144)	(57)		(57)
Accumulated deficit	(5,219)		(5,243)
Accumulated other comprehensive income (loss)	323		359
Total Stockholders’ equity		1,145		1,168

Total equity		1,357		1,354

Total liabilities and equity		6,612		6,682

[-15]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 3, 2011	April 1, 2012

Cash flows from operating activities:
Net income (loss)	201	(11)
Income (loss) from discontinued operations, net of tax	(13)	(1)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	145	134
Net (gain) loss on sale of assets	15	—
(Gain) loss on extinguishment of debt	—	36
Results relating to equity-accounted investees	22	(1)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	2	30
(Increase) decrease in inventories	(10)	12
Increase (decrease) in accounts payable, accrued and other liabilities	(81)	(48)
Decrease (increase) in other non-current assets	8	5
Increase (decrease) in provisions	(120)	(22)
Exchange differences	(190)	(53)
Other items	18	16

Net cash provided by (used for) operating activities	(3)	97
Cash flows from investing activities:
Purchase of intangible assets	(2)	(7)
Capital expenditures on property, plant and equipment	(64)	(39)
Proceeds from disposals of property, plant and equipment	11	—
Proceeds from the sale of other non-current financial assets	1	1

Net cash (used for) provided by investing activities	(54)	(45)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	10	(5)
Amounts drawn under the revolving credit facility	—	330
Repurchase of long-term debt	—	(815)
Principal payments on long-term debt	(2)	(4)
Net proceeds from the issuance of long-term debt	—	464
Cash proceeds from exercise of stock options	—	2

Net cash provided by (used for) financing activities	8	(28)

Net cash provided by (used for) continuing operations	(49)	24

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	16	—
Net cash (used for) provided by investing activities	(10)	—
Net cash provided by (used for) financing activities	—	—

Net cash provided by (used for) discontinued operations	6	—

Net cash provided by (used for) continuing and discontinued operations	(43)	24

Effect of changes in exchange rates on cash positions	30	15

Increase (decrease) in cash and cash equivalents	(13)	39
Cash and cash equivalents at beginning of period	908	743
Cash and cash equivalents at end of period	895	782
Less: cash and cash equivalents at end of period - discontinued operations	16	—

Cash and cash equivalents at end of period - continuing operations	879	782

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-16]

Interim consolidated statements of cash flows of NXP Semiconductors N.V. - Continued (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 3, 2011	April 1, 2012

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	84	115
Income taxes	11	4

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	12	1
Book value of these assets	(27)	(1)

	(15)	—

Other items:
Other items consist of the following non-cash elements in income:
Share-based compensation	13	9
Non-cash interest cost due to applying effective interest method	5	7

	18	16

[-17]

Interim consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

						Accumulated other comprehensive income (loss)
	Outstanding number of shares (in thousands)1)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Net investment hedge	Currency translation differences	Unrecognized net periodic pension cost	Total accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2011	247,837	51	6,047	(57)	(5,219)	(203)	504	22	323	1,145	212	1,357

Net income (loss)					(24)					(24)	13	(11)
Components of other comprehensive income:
- Recognition of funded status pension benefit plan
- Foreign currency translation adjustments							(18)	1	(17)	(17)		(17)
- Net investment hedge						53			53	53		53
- Reclassifications into income
- Income tax on current period changes
Share-based compensation plans			9							9		9
Issuance of additional shares:
Treasury shares
Shares issued pursuant to stock awards	264		2	—						2		2
Dividends non-controlling interests											(39)	(39)

Balance as of April 1, 2012	248,101	51	6,058	(57)	(5,243)	(150)	486	23	359	1,168	186	1,354

[-18]